UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.2)

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Lee Siu Fong

Lee’s Pharmaceutical Holdings Limited

Unit 110-111, Bio-Informatics Centre, No.2 Science Park West Avenue

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

With a copy to:

Laura Hua Luo, Esq.

King & Wood Mallesons LLP

500 5th Ave, 50th Floor

New York, NY 10110

+1(347) 926-7542

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4th, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,311,604 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,311,604 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	The Issuer effected a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017.

(2)	Calculations are based upon 3,747,008 shares of Common Stock of the Issuer outstanding as of March 31, 2018, as reported directly by the Issuer to the Filing Parties.

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lee’s Pharmaceutical Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
133,800 (1) (2) (3)
	8	SHARED VOTING POWER
2,988,688 (2)(3)
	9	SOLE DISPOSITIVE POWER
133,800 (1) (2) (3)
	10	SHARED DISPOSITIVE POWER
2,988,688 (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,122,488 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78% (1)(2)(3)(4)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes (i) 1,338 shares of Series A Convertible Preferred Stock which are convertible into 66,900 shares of Common Stock and (ii) Series A-1 Warrants that are exercisable into 66,900 shares of Common Stock, even though the foregoing convertible preferred stock and Series A-1 Warrants are subject to certain non-waivable ownership limitation, respectively, that restrict the conversion/exercise of such preferred stock and warrants if the conversion and/or exercise would result in the Reporting Person owning more than 9.99% of the Issuer’s outstanding Common Stock.

(2)	The Issuer effected a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017.

(3)	See Items 3 and 5 below.

(4)	Calculations are based upon 4,016,225 shares of Common Stock of the Issuer outstanding as of March 31, 2018, as reported directly by the Issuer to the Reporting Persons. Assumes the conversion of all Series A Convertible Preferred Stock, and the exercise of all Series A-1 Warrants and Series C Warrants directly or indirectly beneficially owned by the Reporting Person regardless of whether they are convertible or exercisable within 60 days.

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by Lee’s Pharmaceutical Holdings Limited, a company incorporated in the Cayman Islands with limited liability (“Lee’s”) with its issued shares listed on the Main Board of the Stock Exchange of Hong Kong, and its then wholly owned direct subsidiary LPH Investments Limited (“LPH”), a company incorporated in the Cayman Islands with limited liability, as the Reporting Persons on November 21, 2017, as amended by Amendment No. 1 to the Schedule 13D on April 6, 2018 (the “Schedule 13D”). Capitalized terms use but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed solely to correct errors in the reporting of the beneficial ownership percentages of the Reporting Persons in Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended by replacing the first paragraph with the following:

Lee’s acquired 1,338 Series A Convertible Preferred Stock units (each a “Unit”) for an aggregate purchase price of $2,000,310 from the Issuer pursuant to a Securities Purchase Agreement dated February 13, 2017 by and among Lee’s, the Issuer and certain other investors (the “Series A Units Purchase Agreement”). Each Unit consists of one share of Series A Convertible Preferred Stock (“Preferred Stock”) and 1,000 Series A-1 Warrants (“Series A-1 Warrants”) to purchase Common Stock. As a result of the foregoing purchase, as well as a reverse split of the Common Stock at a ratio of 1 share of Common Stock for each 20 shares of Common Stock (the “Reverse Split”) effected by the Issuer through a filing of a Certificate of Amendment to its Amended and Restated Certificate of Incorporation dated December 22, 2017, Lee’s is deemed to beneficially own (i) 66,900 shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 66,900 shares of Common Stock issuable upon exercise of the Series A-1 Warrants (collectively, the “Derivative Shares”). The conversion of the Preferred Stock and exercise of the Series A-1Warrants are subject to beneficial ownership limitation of 9.99% (the “9.99% Limitation”). The Preferred Stock and the Series A-1 Warrants are not currently convertible or exercisable, as applicable, because Lee’s beneficial ownership percentage has exceeded the 9.99% Limitation resulting from the consummation of the transactions contemplated under the Common Stock SPA as described below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by replacing the last sentence of the first paragraph with the following:

As of April 4, 2017, Lee’s beneficially owned 78% of the 4,016,225 shares of Common Stock outstanding, assuming the conversion of all Series A Convertible Preferred Stock, and the exercise of all Series A-1 Warrants and Series C Warrants beneficially owned by Lee’s regardless of the 9.99% Limitation; LPH beneficially own 62% of 3,747,008 shares of Common Stock outstanding.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following:

(a) The beneficial ownership percentage for LPH described in this Schedule 13D is based on 2,311,604 shares of Common Stock, as adjusted under the Reverse Split, acquired directly by LPH in connection with the Common Stock SPA. The beneficial ownership percentage of Lee’s described in this Schedule 13D is based on (i) Lee’s indirect acquisition, through LPH, 2,311,604 shares of Common Stock described in the foregoing, (ii) Lee’s indirect acquisition, through LPH II, 541,667 shares of Common Stock and 135,417 Series C Warrants in connection with the Common Stock and Warrant SPA, and (iii) Lee’s direct acquisition of 1,338 Units in connection with the Series A Units Purchase Agreement. As of March 31, 2018, LPH’s ownership constitutes approximately 62% of the 3,747,008 shares of Common Stock outstanding, and Lee’s’ ownership constitutes approximately 78% of the 4,016,225 shares of Common Stock outstanding (assuming the conversion of all Series A Convertible Preferred Stock, and the exercise of all Series A-1 Warrants, and Series C Warrants beneficially owned by Lee’s regardless of the 9.99% Limitation), as reported directly by the Issuer to the Filing Parties.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May__, 2018

LPH Investments Limited

By:	/s/ Lee Siu Fong

Lee’s Pharmaceutical Holdings Limited

By:	/s/ Lee Siu Fong

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).